February 27, 2019

Ms. Kathryn Jacobson

Ms. Lisa Ethredge

Mr. William Mastrianna

Ms. Kathleen Krebs

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 21, 2018
CIK No. 0001757715

Dear U.S. Securities and Exchange Commission Division of Corporation Finance:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Yaniv Sarig, President and Chief Executive Officer of Mohawk Group Holdings, Inc., a Delaware corporation (“Mohawk” or the “Company”), in the letter dated February 8, 2019 (the “Staff Letter”) regarding Amendment No. 1 to a Confidential Draft Registration Statement on Form S-1 submitted by the Company to the Commission on December 21, 2018 (as amended, the “Draft Registration Statement”). The Company is also concurrently electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”)/filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”). In addition, the Company is sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

For the Staff’s convenience, the Company has incorporated the comment from the letter from the Staff into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Cost of Sales and Gross Margin

Sales and Distribution Expense, page 49

1. It appears from your disclosure that shipping and fulfillment costs are part of logistics which are reported as sales and distribution expense. If so, please clarify your policy disclosures and explain to us your rationale for not reporting shipping and fulfillment costs within cost of goods sold.

Company Response: In response to the Staff’s comment, the Company has determined that its customers take control over the merchandise sold at the time of shipment and it has elected to account for shipping and handling as activities to fulfill the promise to transfer the goods. As Accounting Standards Codification (“ASC”) Topic 606 does not include any guidance that addresses the classification of shipping and handling expenses, the Company has elected to maintain its previous accounting policy to record shipping and fulfillment expenses as sales and distribution expense consistent with the guidance of Emerging Issues Task Force 00-10 and ASC Topic 605. This determination is also consistent with the speech at the 2017 AICPA Conference on Current SEC and PCAOB Developments, Barry Kanczuker, associate chief accountant in the SEC’s Office of the Chief Accountant.

The Company has revised its disclosure within Note 2 of the consolidated financial statements on page F-13 of the Amended Draft Registration Statement disclosing the amount of shipping and handling expense included in the consolidated statement of operations within the sales and distribution expense line.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the response set forth in this letter, as applicable.

Sincerely,

/s/ Yaniv Sarig
Yaniv Sarig
Chief Executive Officer, Mohawk Group Holdings. Inc.

cc:	Joseph A. Risico, General Counsel Mohawk Group Holdings, Inc.

Jeff Hartlin, Paul Hastings LLP